Exhibit 1

Grown Rogue Achieves Indoor Flower Cash Cost Below US$1

Per Gram and Reports 7-Day Inventory Turns; Announces Sale

of its California Subsidiary

Medford, Oregon, June 9, 2020 – Grown Rogue International Inc. (“Grown Rogue” or “the Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, today announced it has achieved a cash cost to produce1 its award-winning, high quality, indoor dried flower for USD$0.81 per gram (USD$368/lb) at its Medford, OR facility, along with a continuing decrease in inventory turn times, rising flower prices and increased sales in the Oregon market. The Company has also completed the sale of its California subsidiary consistent with its market focus and core competency strategy announced last year.

Grown Rogue began tracking cash cost per gram in fiscal 2020 to better analyze its production efficiency versus other leading cannabis companies. In Q2 2020, the Company had a cash cost to produce of USD$0.81/gram for its indoor dried flower. The Company expects to continue driving its cash cost lower as it continues to scale its facilities, realize efficiencies and optimize processes. For comparison, recent quarterly financial disclosure from Aurora Cannabis Inc. and Aphria Inc., two of the larger Canadian licensed producers who grow at scale, have shared a cash cost per gram of CAD $0.882 and CAD $0.933, respectively.

“We are very excited to report that the cash cost per gram at our Indoor facility in Southern Oregon is USD$0.81 for our award winning flower,” said Obie Strickler, Grown Rogue CEO, “It shows how competitive we are with some of the largest publicly traded companies, boasting millions of square feet of canopy. As we expand into new states, like Michigan, we will be leveraging our production efficiencies, established in Oregon, to maximize profitability.”

Indoor flower sales, in its home state of Oregon, have continued to be in high demand and Grown Rogue has seen inventory turn times decrease from 15 days in January 2020 to 7 days in April. Grown Rogue measures inventory turn time by taking the days from receiving compliance testing results to final sale to customer. Preliminary calculations for May indicate that inventory turns continue to lower, while average sales price (ASP) for indoor flower was up over $200/lb from January to May and has moved above USD$1,250/lb (USD$2.75/gram). This bodes well for Grown Rogue and is reflective of the strong Oregon cannabis market which, as reported by the Oregon Liquor Control Commission (OLCC), set another monthly record in May with over USD$100M in sales, putting the annual tally for the state over USD$400M year to date and on pace to break USD$1B in sales for calendar year 2020. Flower sales in Oregon have increased by 66% year over year (April 2019 to April 2020) which is a strong tailwind for the Company.

Grown Rogue concluded its California market evaluation and with continued market instability due to legislative and regulatory uncertainty there was a negative incentive to remain in this hyper-competitive state with significant illicit sales. Consequently, Grown Rogue has successfully completed the sale of its California subsidiary which includes the warehouse and assets in Eureka, California for USD$85,000 in cash with the buyer additionally assuming approximately USD$30,000 of liabilities.

“After a thorough review of the California market and regulatory issues, combined with our focus on maximizing opportunities that allow Grown Rogue to leverage its core competencies, we have decided it was time to sell our Northern California asset so we can deploy our cash and focus our resources more effectively in rapidly expanding markets,” said Strickler.

For more information about Grown Rogue please visit www.grownrogue.com

NOTES:

1 Cash cost to produce dried cannabis is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis divided by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

2Aurora Cannabis Inc., Management’s Discussion & Analysis for the three and six months ended December 31, 2019 and 2018.

3Aphria Inc. Announces Net Cannabis Revenue Increases 65% From Prior Quarter and Fourth Consecutive Quarter of Positive Adjusted EBITDA, Press Release dated April 14, 2020.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a mult-state Cannabis brand committed to producing high quality and consistent cannabis that allows consumers to enhance life experiences. The company has combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower and patented nitrogen sealed pre-rolls and jars.

NON-IFRS FINANCIAL MEASURES

Cash cost to produce dried cannabis is a non-IFRS measures and does not have standardized definitions under IFRS. The Company provides non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

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